SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G

INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Netcapital Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

64113L103
(CUSIP Number)

July 17, 2024
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name Of Reporting Persons
Resurgent Realty, Inc.

S.S. or I.R.S. Identification No. of Above Persons
93-2793123
2	Check The Appropriate Box If A Member Of A Group (See Instructions)	(a) ☐
(b) ☐

3	SEC Use Only

4	Citizenship Or Place Of Organization

Virginia
Number of Shares Beneficially Owned By Each Reporting Person With	5	Sole Voting Power

1,825,000
	6	Shared Voting Power

0
	7	Sole Dispositive Power

1,825,000
	8	Shared Dispositive Power
0
9	Aggregate Amount Beneficially Owned By Each Reporting Person

1,825,000
10	Check If The Aggregate Amount In Row (9) Excludes Certain Shares (See Instructions)

11	Percent Of Class Represented By Amount In Row 9

5.23%
12	Type Of Reporting Person (See Instructions)

CO

Item 1 (a).	Name of Issuer:

Netcapital Inc.

Item 1 (b).	Address of Issuer's Principal Executive Offices:

1 Lincoln Street

Boston, MA 021111

Item 2 (a).	Name of Person Filing:

Resurgent Realty, Inc.

Item 2 (b).	Address of Principal Business Office or, if None, Residence:

Resurgent Realty, Inc.
2101 Parks Avenue
Suite 403
Virginia Beach, Virginia 23451

Item 2 (c).	Citizenship:

Virginia

Item 2 (d).	Title of Class of Securities:

Common Stock, par value $0.001 per share (the “Shares”)

Item 2 (e).	CUSIP Number:

64113L103

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act.

(b)	☐	Bank as defined in Section 3(a)(6) of the Act.

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act.

(d)	☐	Investment company registered under Section 8 of the Investment Company Act.

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1) (ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company, in accordance with Rule 13d-1(b)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities identified in Item 1.

(a)	Amount beneficially owned:

1,825,000

(b)	Percent of Class

5.23%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

1,825,000

(ii)	Shared power to vote or to direct the vote

0

(iii)	Sole power to dispose or to direct the disposition of

1,825,000

(iv)	Shared power to dispose or to direct the disposition of

0

Instruction. For computations regarding securities which represent a right to acquire an underlying security, see Rule 13d-3(d)(1).

Item 5.	Ownership of Five Percent or Less of a Class

If the statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable

Item 8.	Identification and Classification of Members of the Group.

Not applicable

Item 9.	Notice of Dissolution of Group.

Not applicable

Item 10.	Certification.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are hot held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 19, 2024

RESURGENT REALTY, INC.

By:	/s/ Jon S. Wheeler
Jon S. Wheeler
Chief Executive Officer

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